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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 5)*

                            CNB Bancshares, Inc.
                     ------------------------------------
                               (Name of Issuer)

                                 Common Stock
                     ------------------------------------
                         (Title of Class of Securities)

                                   126126101
                     ------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement. [_] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO. 126126101                13G                   PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      CNB Bancshares, Inc.
                      35-1568731

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION

4     Incorporated in the State of Indiana


------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                1,415,492

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                               85,550
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
     REPORTING               1,856,600

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                              163,490
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
                 2,061,532
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10                                                                         [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
                  11.52%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      HC (Parent Holding Company)

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a)      Name of Issuer:

                      See Item 1 on page 2

Item 1(b)      Address of Issuer's Principal Executive Offices:

                      20 N.W. Third Street
                      Evansville, IN 47739-0001

Item 2(a)      Name of Person Filing:

                      See Item 1 on page 2

Item 2(b)      Address of Principal Business Office, or if none, Residence:

                      See Item 1(b) above

Item 2(c)      Citizenship:

                      An Indiana Corporation

Item 2(d)      Title of Class of Securities:

                      Common Stock

Item 2(e)      CUSIP Number:

                      126126101

Item 3.        If this statement is filed pursuant to Rules 13d-1(b), or
               13d-2(b), check whether the person filing is a ....

                      (g) [X] Parent Holding Company

Item 4.        Ownership.

               (a)   Amount Beneficially Owned:

                            See Item 9 on page 2

               (b)   Percent of Class:

                            See Item 11 on page 2

               (c)   Number of shares as to which such person

                     has:

                     (1) sole power to vote or to direct the vote:

                              See Item 5 on page 2

                     (2) shared power to vote or to direct the vote:

                              See Item 6 on page 2

               (3)  sole power to dispose or to
                    direct the disposition of:
                       See Item 7 on page 2

               (4)  shared power to dispose or to
                    direct the disposition of:
                        See Item 8 on page 2

Item 5.        Ownership of Five Percent or Less of a Class

                     Not applicable

Item 6.        Ownership of More than Five Percent on Behalf of Another Person

                     Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                     CNB Bancshares, Inc. itself holds no shares as record
               owner. However, subsidiaries of CNB Bancshares, Inc. hold shares in various fiduciary capacities and, by virtue of sole or shared voting or investment power in respect of such shares, are deemed to own them beneficially. As parent of its subsidiary, CNB Bancshares, Inc. may be deemed to share voting power or investment power, or both, as to all shares beneficially owned by those subsidiaries and therefore may be deemed a beneficial owner of all such shares. All subsidiaries of CNB Bancshares, Inc. that are being reported on by the holding company are classified as "Banks (BK)".

Item 8.        Identification and Classification of Members of the Group.

                        Not applicable

Item 9.        Notice of Dissolution of Group

                        Not applicable

                                                                    Page 5 of 5
  Item 10.        Certification

                        By signing below I certify that, to the best of my
                  knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                  /s/ Randall L. Braun
                  --------------------------------------
                  Randall L. Braun, Vice President
                  CNB Bancshares, Inc.

                        After the reasonable inquiry and to the best of my
                  knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  February 2, 1996
                  --------------------------------------
                  Date



                  /s/ Randall L. Braun
                  -------------------------------------
                  Randall L. Braun, Vice President
                  CNB Bancshares, Inc.

       NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission.

       Attention: Intentional misstatement or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                                                     Page 5 of 5
  Item 10.        Certification

                        By signing below I certify that, to the best of my
                  knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                  /s/  RANDALL L. BRAUN
                  --------------------------------------
                  Randall L. Braun, Vice President
                  CNB Bancshares, Inc.

                        After the reasonable inquiry and to the best of my
                  knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  February 2, 1996
                  --------------------------------------
                  Date


                  /s/  RANDALL L. BRAUN
                  --------------------------------------
                  Randall L. Braun, Vice President
                  CNB Bancshares, Inc.

       NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission.

       Attention: Intentional misstatement or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).